UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
solicitation/recommendation statement under section 14(d) (4)
of the securities exchange act of 1934
american natural energy corporation
(Name of Subject Company)
american natural energy corporation
(Names of Persons Filing Statement)
8% Convertible Secured Debentures due September 30, 2006
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Michael K. Paulk, President
American Natural Energy Corporation
6100 South Yale — Suite 300
Tulsa, OK 74136
918-481-1440
With copy to:
William S. Clarke, P.A.
65 South Main Street — Suite A-202
Pennington, NJ 08534
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
(a) Name and Address
The name of the subject company is American Natural Energy Corporation, a Delaware corporation (“American Natural”). The address of the principal executive office of American Natural is 6100 South Yale — Suite 300, Tulsa, OK 74136, and its telephone number is (918) 481-1440.
(b) Securities
The subject class of securities is the 8% Convertible Secured Debentures due September 30, 2006 (the “Debentures”) of American Natural.
As of December 31, 2006, there was $10,825,000 principal amount of Debentures outstanding. In addition, as of that date, $667,492 of accrued interest was due and payable. Payment of principal and interest on the Debentures is in default and is immediately due and payable.
Item 2. Identity and Background of Filing Person.
(a) Name and Address
American Natural is the filing person, and its full name and address are set forth in Item 1 above. The filing person is the subject company.
(d) Tender Offer
On December 29, 2006, American Natural received a letter from Dune Energy, Inc. (the “Offeror”), providing American Natural with copies of the Schedule TO, and exhibits thereto, the Offeror had filed with the Commission. The Schedule TO and its exhibits relate to an offer of the Offeror to purchase from the holders thereof up to $7,825,000 principal amount of the outstanding Debentures, for a purchase price (the “Purchase Price”), payable in shares of common stock, par value $0.001 per share, of the Offeror (the “Tender Offer”). The Purchase Price is to equal $0.55 for each $1.00 of principal amount of Debentures tendered and accepted. The number of shares of the Offeror’s common stock to be issued will be based on the average closing price (the “Average Closing Price”) of the Offeror’s common stock on the American Stock Exchange for the ten (10) trading days prior to January 26, 2007 with the number of shares determined by dividing the aggregate Purchase Price for the Debentures purchased from a holder by the Average Closing Price. The Tender Offer will expire at midnight on January 31, 2007, subject to extension.
The address of the Offeror is 3050 Post Oak Boulevard, Suite 695, Houston, TX 77056, and its telephone number is 713-888-0895.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
To the best of American Natural’s knowledge, based on the Offeror’s Schedule 13D filed with the Securities and Exchange Commission on December 28, 2006, as of January 16, 2007, the Offeror was the registered owner of $3,000,000 principal amount of Debentures which it acquired on December 22, 2006.
Except as described below, there are no agreements, arrangements or understandings, or to American Natural’s knowledge, any actual or potential conflicts of interest, between American Natural or its affiliates, on the one hand, and the Offeror or its executive officers, directors or affiliates, on the other.
In September 2005, American Natural entered into a participation agreement with the Offeror. Pursuant to the agreement, the Offeror acquired certain exploration and development rights in American Natural’s ExxonMobil Corp. joint development agreement. The agreement also creates an area of mutual interest in the ExxonMobil Corp. lands as well as certain additional lands including American Natural’s Bayou Couba Lease lands. Under the agreement, a prospect fee of $1.0 million was required to be paid by the Offeror , all of which was paid. The agreement provides the Offeror with the right to participate in 50% of American Natural’s development rights in the Bayou Couba lease. Each party will pay their respective share of drilling, completion and operations costs. Although not presently anticipated, the terms of such agreement may give rise to circumstances where the interests of the Offeror are in conflict with the interests of American Natural.
The Offeror is the registered holder of $3,000,000 principal amount of Debentures under the Trust Indenture dated as of October 8, 2003, as Amended and Restated as of June 29, 2005, between American Natural and Computershare Trust Company of Canada, as Trustee. Such Debentures are in default and are immediately due and payable. In addition, as of December 31, 2006, $180,000 of interest has accrued and is payable on the Debentures held by the Offeror. As a result of such defaults and although not presently anticipated, the Offeror as a holder of Debentures may come to have interests in conflict with the interests of American Natural.
As is described below, on December 22, 2006, the Offeror purchased Debentures in the aggregate principal amount of $3 million (the “Purchased Debentures”) from TransAtlantic Petroleum Corp., an Alberta Corporation (“TNP”), and purchased from TransAtlantic Petroleum (USA) Corp., a Colorado corporation (“USA”), various rights, properties and interests in and to land and to oil, gas and mineral leases and wells, and certain rights of recovery against American Natural regarding revenues from such assets and from certain litigations. Although not presently contemplated, the terms of the rights, properties and interests acquired by the Offeror from TNP and USA may give rise to circumstances where the interests of the Offeror are in conflict with the interests of American Natural.

Item 4. The Solicitation or Recommendation.
(a) Recommendation of American Natural.
American Natural is expressing no opinion as to whether the holders of Debentures should accept or reject the Tender Offer and is remaining neutral as to the Tender Offer.
(b) Reasons.
American Natural decided to remain neutral as to whether the holders of Debentures accept or reject the Tender Offer. Based on available information, for the following reasons, American Natural believes it is not in a position to recommend that the holders of Debentures accept or reject the Tender Offer:
•	Neither American Natural nor its Board of Directors has received any current appraisals of American Natural’s assets or opinions of an investment banking firm as to the current valuation of American Natural’s assets, business operation or the fairness to the holders of Debentures, from a financial point of view, of the terms of the Tender Offer. American Natural believes, based on management’s estimates of the costs and fees that would be incurred, that it is not in the best interests of American Natural and its creditors and stockholders to obtain appraisals or other expert opinions as to the current valuation of American Natural’s assets or the fairness, from a financial point of view, of the terms of the Tender Offer. American Natural has not consulted with any appraisers or investment bankers regarding the terms of the Tender Offer or obtained any estimates of the costs and fees that would be involved in obtaining an appraisal or opinion as to fairness.

•	Except to the extent that the Offeror has made at least one previous recent purchase of Debentures on December 22, 2006 and is currently the holder of $3,000,000 principal amount of Debentures, American Natural is unable to consider other recent purchases and sales of Debentures and their terms and therefore has no basis of comparable sales and purchases on which to assess whether the Tender Offer is fair, from a financial point of view, to the holders of the Debentures.

In the Offeror’s Schedule 13D filed with the Commission on December 28, 2006, the Offeror described the transaction whereby it acquired, among other things, the $3,000,000 principal amount of Debentures as follows:

“On December 22, 2006, the [Offeror] purchased Debentures in the aggregate principal amount of $3 million (the “Purchased Debentures”) from TransAtlantic Petroleum Corp., an Alberta Corporation (“TNP”), and purchased from TransAtlantic Petroleum (USA) Corp., a Colorado corporation (“USA”), various rights, properties and interests in and to land and to oil, gas and mineral leases and wells, and certain rights of recovery against [American Natural] regarding revenues from such assets and from certain litigations. All such purchases were effected pursuant to a purchase and sale agreement entered into by and among the [Offeror], TNP and USA. The aggregate purchase price paid by the [Offeror] was $2 million (subject to certain adjustments), of which $500,000 was allocated to the Purchased Debentures. For further information on the above transaction, reference is made to the [Offeror’s] Current Report on Form 8-K, filed with the SEC on December 26, 2006.”
American Natural believes that it is not in a position to either agree or disagree with the Offeror’s allocation of $500,000 of the $2 million purchase price paid for the Debentures purchased.
(c) Intent to Tender.
To the knowledge of American Natural, after reasonable inquiry, neither American Natural nor any affiliates, executive officers or directors currently intends to tender any Debentures owned or held by such person. Mr. Brian Bayley, who has been a Director of American Natural since June 2001, is also President and Chief Executive Officer of Quest Capital Corp. Quest Capital Corp. holds Debentures in the principal amount of $500,000 and it has advised American Natural that it has made no decision as of January 16, 2007 as to whether it will or will not tender the Debentures it holds in response to the Tender Offer.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Neither American Natural nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Tender Offer.
Item 6. Interest in Securities of the Subject Company.
Neither American Natural nor any of its officers, directors, affiliates or subsidiaries has engaged in any transaction in Debentures during the past 60 days.
Item 7. Purposes of the Transaction and Plans or Proposals.
American Natural is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to:
(i)	A Tender Offer or other acquisition of American Natural’s securities by the Offeror, any of the Offeror’s subsidiaries, or any other person,

(ii)	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving American Natural or any of its subsidiaries,

(iii)	Any purchase, sale or transfer of a material amount of the assets of American Natural or any of its subsidiaries, or

(iv)	Any material change in the present dividend rate or policy, or indebtedness or capitalization of American Natural.

Item 8. Additional Information.
None.
Item 9. Exhibits.
Exhibit 99(a)(2)(i) Transmittal Letter from American Natural to holders of Debentures dated January 16, 2007.
Exhibit 99(e)(1) Exploration and Development Agreement, by and between American Natural and Offeror, dated August 26, 2005.1
Exhibit 99(e)(2) Purchase and Exploration Agreement dated March 10, 2003 between American Natural and TransAtlantic Petroleum (USA) Corp.2
Exhibit 99(e)(3) Trust Indenture (Amended and Restated as of June 29, 2005) between American Natural and Computershare Trust Company of Canada.3
1 Incorporated by reference from American Natural’s Current Report on Form 8-K for October 19, 2005 filed with the SEC on October 25, 2005.
2 Filed as an Exhibit to American Natural’s Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 31, 2004.
3 Filed as an Exhibit to American Natural’s Current Report on Form 8-K for June 29, 2005 filed on July 6, 2005.
Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael K. Paulk
(Signature)

Michael K. Paulk, President (Name and title)

January 16, 2007 (Date)